SC 13G/A
1
kenneth.miller@yale.edu
NASD

0001028861
ROYCE MICRO CAP TRUST INC.
00-0000000


KENNETH R. MILLER
(203) 432-5761


0000938582
eqed9jp@


SC 13G/A


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 5

ROYCE MICRO CAP TRUST INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

780915-10-4
(CUSIP Number)

Check the appropriate box to designate the rule purusant to which this Schedule is filed:
[X]  Rule 13d-2(b)

1)   Name and I.R.S. Identification No. of Reporting Person:

     Yale University
     I.R.S. Number 06-0646973-N

2)   Check the Appropriate Box if a Member of a Group:

     (a)  (Not Applicable)
     (b)  (Not Applicable)

3)   SEC Use Only

4)   Citizenship or Place of Organization:

     Yale University is a Connecticut corporation.

Number of Shares         (5)  Sole Voting Power  - 774,800
Beneficially Owned by
Each Reporting           (6)  Shared Voting Power (Not Applicable)
Person With:
                         (7)  Sole Dispositive Power  -   774,800

                         (8)  Shared Dispositive Power (Not Applicable)

9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
     819,800

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
     (Not  Applicable)

11)  Percent of Class Represented by Amount in Row (9):  4.6%

12)  Type of Reporting Person:  EP

Item 1.

     (a)  Name of Issuer:

          Royce Micro Cap Trust Inc. (the "Company")

     (b)  Address of Issuer's Principal Executive Office:

          1414 Avenue of the Americas
          New York, New York 10019

Item 2.

     (a)  Name of Person Filing:

          Yale University

     (b)  Address of Principal Office:

          Yale University
          Investments Office
          230 Prospect Street
          New Haven, CT 06511-2107
          Attn:  Dean J. Takahashi, Senior Director

     (c)  Citizenship:

          Yale University is a Connecticut corporation.

     (d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number:

          780915 10 4

Item 3.

If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

.. . . .

(f)  [X]  . . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

.. . . .

Item 4.   Ownership:

     (a)  Amount Beneficially Owned:            774,800

     (b)  Percent of Class:  4.6%%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                774,800

          (ii)  shared power to vote or to direct the vote:
                (Not  Applicable)

          (iii) sole power to dispose or to direct the disposition of:
                774,800

          (iv)  shared power to dispose or to direct the disposition of:
                (Not Applicable)

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          (Not Applicable)

Item 8.   Identification and Classification of Members of Group:

          (Not Applicable)

Item 9.   Notice of Dissolution of Group:

          (Not Applicable)

Item 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 19, 2003


                         /s/ David F. Swensen
                         Name:     David F. Swensen
                         Title:    Chief Investment Officer